Exhibit 99.1

March 19, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Participation in Equity Offering by the Company’s Fully-Consolidated Subsidiary, Equity One, Inc.

The Company is pleased to report that on March 18, 2015, Equity One, Inc. (“EQY”), a company whose financial results are fully consolidated by the Company and whose shares are publicly traded on the New York Stock Exchange, undertook a public issuance of 3,900,000 shares of common stock in the United States. EQY provided its underwriter a 30-day option to purchase up to an additional 585,000 shares of common stock.

Simultaneously with the public offering, a private company wholly-owned by the Company purchased 600,000 common shares from EQY in a private offering, on similar terms as the shares offered in the public offering.

As a result of the purchase of the EQY shares (assuming the full issuance of the shares but not including the exercise of the over-allotment option to the underwriters), the Company along with the private companies that it fully controls will hold 42.29% of the issued and outstanding share capital of EQY (38.48% on a fully diluted basis). The abovementioned offering will not have a material impact on the shareholders equity of the Company.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.